Jay Williamson

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Legg Mason Funds Trust

Registration Statement on Form N-1A

File Nos. 333-208682 and 811-23107

April 28, 2016

Dear Mr. Williamson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Legg Mason Funds Trust hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-1A so that it will be become effective by 12:00 p.m., Eastern Time, on May 2, 2016 or as soon as possible thereafter.

LEGG MASON FUNDS TRUST

/s/ George P. Hoyt
Name:	George P. Hoyt
Title:	Assistant Secretary